8-49018


12061076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-68639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERCURY SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Fourth St. Suite 200
(No. and Street)

San Rafael	CA	94901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACSB & Company, LLP
(Name – *if individual, state last, first, middle name*)

150 Spear St. Suite 1700	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maia McGehee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 13 **day of** MARCH**, 20** 12**, by** MAIA L. MCGEHEE**,**

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature T. L[illegible]

(Seal)



T. LEWIS
Commission # 1948056
Notary Public - California
San Francisco County
My Comm. Expires Aug 13, 2015

Notary Public

Signature

Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) ~~Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~ Statement regarding exemption from Reserve Requirements pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCURY SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2011

MERCURY SECURITIES, LLC

CONTENTS

ACSB & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members of Mercury Securities, LLC

We have audited the accompanying statement of financial condition of Mercury Securities, LLC (the Company) as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercury Securities, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedule required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ACSB & Company LLP

San Francisco, California
March 13, 2012

MERCURY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Current assets	
Cash	$ 6,128
Accounts receivable	1,893
Prepaid expenses	1,087
Total assets	$ 9,108

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable	$ 1,090
Advances from member	545
Total current liabilities	1,635
Members' equity	7,473
Total liabilites and members' equity	$ 9,108

The accompanying notes are an integral part of these financial statements.

MERCURY SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

REVENUES	
Commissions	$ 236
Income from fee reimbursement	7,365
Total revenues	7,601
EXPENSES	
Professional fees	5,535
Fees and licenses	4,964
Insurance	663
Rent	492
Other	220
Total expenses	11,874
NET LOSS BEFORE INCOME TAX	(4,273)
PROVISION FOR STATE INCOME TAX	800
NET LOSS	$ (5,073)

The accompanying notes are an integral part of these financial statements.

MERCURY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2011

BALANCE, BEGINNING OF YEAR	$ 8,796
CONTRIBUTIONS	3,750
NET LOSS	(5,073)
BALANCE, END OF YEAR	$ 7,473

The accompanying notes are an integral part of these financial statements.

MERCURY SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (5,073)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(1,893)
Prepaid expenses	(808)
Accounts payable	1,090
Net cash used in operating activities	(6,684)
CASH FLOWS FROM FINANCING ACTIVITIES	
Advances from member	545
Contributions	3,750
Cash provided by financing activities	4,295
NET CHANGE IN CASH	(2,389)
CASH, BEGINNING OF YEAR	8,517
CASH, END OF YEAR	$ 6,128
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

MERCURY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Mercury Securities, LLC (the "Company"), was formed as a limited liability company in the State of California on March 14, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns commissions from the sales of mutual fund shares and variable annuities. The Company operates under the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3(k)(2)(i).

The Company does not maintain possession or control of any customer funds or securities and is exempt from the requirements of SEC Rule 15c3-3(k)(2)(i).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Commission income is recorded on a trade date basis.

Concentration of Credit Risk

The Company maintains its cash balance in one financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent the financial institution is unable to fulfill the contractual obligation on its behalf. Management monitors the financial condition of such financial institution and does not anticipate any losses from such counterparty.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company files its tax returns as a partnership; consequently net income or loss, in general, is apportioned to the Members and reported in their personal income tax returns. In addition, the Company is subject to the gross receipts tax in California.

In accordance with GAAP, the Company's management is required to determine whether tax positions of the Company are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending partners' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2011. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2011.

2. Related Party Transactions

The Company has an expense sharing agreement with Hermes Econometrics, a related party, to share rent and administrative costs. Pursuant to this agreement, the Company's share of rent and administrative costs amounted $492 and $100, respectively, for the year ended December 31, 2011.

The Company has a non-interest bearing advance from its member.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2011, the Company had net capital of $6,386, which was $1,386 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 25.60%.

4. Subsequent Events

For the year ended December 31, 2011, the Company has evaluated subsequent events for potential recognition and disclosure and has not identified any subsequent events that require adjustments or disclosures in these financial statements.

SUPPLEMENTARY INFORMATION

MERCURY SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Total members' equity		$ 7,473
Deductions		
Non-allowable assets:		
Prepaid expenses	$ 1,087	
		1,087
Net capital		$ 6,386
Aggregate indebtedness		$ 1,635
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)		$ 5,000
Excess net capital		$ 1,386
Percentage of aggregate indebtedness to net capital		25.60%

There are no material differences between the computation of the net capital presented above and the computation of net capital in the Company's unaudited amended Form X-17A-5, Part II-A filing as of December 31, 2011.

MERCURY SECURITIES, LLC

STATEMENT REGARDING EXEMPTION
FROM RESERVE REQUIREMENT

DECEMBER 31, 2011

The Company does not effect transactions for customers, as defined in Rule 15c3-1 and accordingly claims exemption from preparing the computations as defined in this rule.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTOL REQUIRED BY SEC RULE 17a-5(g)

To the Members of
Mercury Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Mercury Securities, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
March 13, 2012